June 15, 2016

Daniel F. Duchovny

Securities and Exchange Commission

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3628

Re:    Apollo Residential Mortgage, Inc.—Amended Schedule 13E-3 (File No. 005-86477)

          Apollo Commercial Real Estate Finance, Inc.—Amended Form S-4 (File No. 333-210632)

Dear Mr. Duchovny:

On behalf of our client, Apollo Residential Mortgage, Inc. (“AMTG”), and on behalf of Apollo Commercial Real Estate Finance, Inc. (“ARI” and, together with AMTG, the “Companies”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated June 3, 2016 (the “Comment Letter”), with respect to AMTG’s above referenced Amended Schedule 13E-3 filed on May 23, 2016 (the “Schedule 13E-3 Filing”) and ARI’s above referenced Registration Statement on Amended Form S-4 filed on May 23, 2016 (the “Registration Statement”). Earlier today, AMTG filed via EDGAR Amendment No. 2 to Schedule 13E-3 (“Schedule 13E-3 Amendment No. 2”). In addition, ARI filed via EDGAR Amendment No. 2 to the Registration Statement (“S-4 Amendment No. 2” and together with Schedule 13E-3 Amendment No. 2, the “Amendments”). The Amendments reflect the Companies’ responses to the Comment Letter as well as certain revised and supplemental information. For your convenience, marked copies of the Amendments indicating changes against the Schedule 13E-3 Filing and the Registration Statement, respectively, are being provided to the Staff via email.

The comments of the Staff are set forth below in bold, followed by the respective responses of the Companies to each.

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Securities and Exchange Commission June 15, 2016

Amended Schedule 13E-3

1.	We reissue prior comment 4. While we agree with your statement that the staff views Rule 13e-3 broadly, we disagree with your response that your decision to file a Schedule 13E-3 does not show or imply an affiliate relationship.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure in the Introduction to Schedule 13E-3 Amendment No. 2 and on pages 45, 46 and 50-51 of S-4 Amendment No. 2.

2.	We reissue the last sentence of prior comment 5.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 8 of Schedule 13E-3 Amendment No. 2 and page 100 of S-4 Amendment No. 2.

Amended Registration Statement on Form S-4

General

3.	We note your response to comment 6 of our letter dated May 4, 2016. Please note that we will not be in a position to declare your registration statement effective until you have resolved all comments raised on the staff’s review of your Form 10-K for the fiscal year ended December 31, 2015.

Response:

The Staff has advised ARI, by letter dated June 10, 2016, that it has completed its review of ARI’s Form 10-K for the fiscal year ended December 31, 2015.

4.	We note your response to prior comment 7. We may have additional comments once you fill in the remaining blanks, including the consideration to be paid.

Response:

The Companies note the Staff’s comment and will fill in the remaining blanks in a pre-effective filing amendment to the Registration Statement.

SCHEDULE 13E-3

General

5.	We note your form of proxy card filed in response to prior comment 8. Revise the form to mark it as preliminary.

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Securities and Exchange Commission June 15, 2016

Response:

In response to the Staff’s comment, the Companies have revised the form of proxy card on Exhibit 99.1 of S-4 Amendment No. 2.

Summary—Voting by AMTG’s Directors and Officers in the Transactions, page 20

6.	We note your response to prior comment 12. While we recognize that each party established a special committee of independent directors to negotiate the transaction, we believe that in the context of a going private transaction subject to Rule 13e-3 in which an affiliate is engaged, the negotiations may not be deemed as “arm’s-length.”

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 20, 48, 50, 63 and 121 of S-4 Amendment No. 2.

Special Factors, page 25

7.	Refer to our prior comment 9. In light of the instruction in Rule 13e-3(e)(1)(ii) referenced in prior comment 9, please move the section “Parties to the Transaction” such that it appears after the disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 90-100 of S-4 Amendment No. 2.

8.	We note your response to prior comment 2. Revise your disclosure relating to the parties to the transaction to include all of your disclosure in the prospectus to be delivered to security holders instead of incorporating such disclosure by reference.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 95-98 of S-4 Amendment No. 2.

AMTG’s Reasons for the Transactions and Recommendation of AMTG’s Board of Directors, page 46

9.	We note the revisions made in response to prior comment 11. It is unclear how adding the words “at this time” to the existing disclosure are responsive to the required disclosure: in this respect, we note that some of the factors listed are necessarily related to the current transaction but would be related to any other transaction at any other time in the company’s history, and some factors have been present for some time.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 11-12 and 39 of S-4 Amendment No. 2.

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Securities and Exchange Commission June 15, 2016

10.	We note the revisions made in response to prior comment 26. Given the pricing structure of the transaction, please revise clause (ii) in the fourth bullet point on page 47 to explain why this is a factor supporting a fairness determination in light of the possibility that ultimately the price may be at a discount to the pre-announcement closing price of AMTG’s common stock.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 39 of S-4 Amendment No. 1.

11.	Refer to the revised disclosure in response to prior comment 28 included in the fourth bullet point on page 48. To the extent possible, quantify the liquidation expenses referenced in clause (i) and the additional expenses referenced in clause (iii).

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 40 of S-4 Amendment No. 2.

12.	We reissue prior comment 29. The fairness determination required to be made under Item 1014 of Regulation M-A must be as to unaffiliated security holders. The fairness opinion rendered by Morgan Stanley, adopted by AMTG in support and as part of its fairness determination, includes among the security holders addressed affiliates of yours other than those listed (for example, your officers and directors). Thus, please revise your disclosure to address the differences in the group of security holders addressed by the Morgan Stanley opinion, on the one hand, and your fairness determination, on the other.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 41 and 47 of S-4 Amendment No. 2.

Position of AMTG as to the Fairness of the Mergers, page 55

13.	Please tell us, with a view toward revised disclosure, whether AMTG considered any negative factors in reaching its fairness determination. For example, did AMTG consider the possibility that the transaction consideration may decline in value a factor against a determination that the going private transaction is fair?

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 48-49 of S-4 Amendment No. 2.

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Securities and Exchange Commission June 15, 2016

14.	Please disclose here the substance of the last sentence of your response to prior comment 32.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 47 of S-4 Amendment No. 2.

15.	We note your response to prior comment 35 and we reissue it. Your response refers to preliminary presentations made by Morgan Stanley, not to the presentation dated February 25, 2016, which appears to have been the final presentation and the presentation upon which the Special Committee and the board of directors based their fairness determination. We note that some comparable company information is included on page 11 of exhibit (c)(8) to Schedule 13E-3 but that no comparable transaction information is included there.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 47 of S-4 Amendment No. 2.

The Companies further note that page 31 of exhibit (c)(8) to the Schedule 13E-3 filed on April 7, 2016 contains comparable transaction information in addition to the comparable company information available on page 11 of the same exhibit.

Opinion of the Financial Advisor to the AMTG Special Committee

Comparable Company Analysis, page 61

16.	To the extent possible, disclose the data underlying the P/BV Ratio and Dividend Yield results disclosed on page 62 for each comparable company, provided it was included in the presentation made to AMTG’s Special Committee and board of directors.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 55 of S-4 Amendment No. 2.

17.	We reissue prior comment 37 as we are unable to find the revised disclosure responsive to our comment.

Response:

In response to the Staff’s comment, the Companies note the disclosure in the first paragraph of the “Premiums Paid Analysis” Section on page 56 of S-4 Amendment No. 2.

Certain AMTG Unaudited Prospective Financial Information, page 83

18.	We reissue prior comments 39 and 40. As you point out in your response, the C&DI states that the exemption is available when disclosure is made pursuant to Item 1015 of Regulation M-A (emphasis added). Your disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Form S-4 or Schedule 13E-3.

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Securities and Exchange Commission June 15, 2016

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 80-83 of S-4 Amendment No. 2.

If you would like to discuss any aspect of this letter, please contact the undersigned at (212) 906-1242 or by email thomas.christopher@lw.com. Please send written correspondence relating to this filing to the undersigned by email and, in the case of Securities and Exchange Commission orders, with the original by mail to Thomas Christopher, Latham & Watkins LLP, 885 Third Avenue, New York, NY, 10022.

Very truly yours,

/s/ Thomas Christopher

cc: Raymond Lin

     William Cernius

     Steven Epstein

     Abigail Bomba